UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41834

GLOBAL MOFY AI LIMITED

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Nasdaq Continued Compliance

On September 25, 2024 (the “Notification Date”), Global Mofy AI Limited (the “Company”) received a letter from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share (the “Minimum Bid Price Requirement”), as set forth in Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company’s Class A ordinary shares (“Shares”) was below $1.00 per share for 30 consecutive business days. The notification does not impact the listing of the Company’s Shares on the Nasdaq Capital Market.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the Notification Date, until March 24, 2025, to regain compliance with the Minimum Bid Price Requirement. During this period, the Company’s Shares will continue to trade on the Nasdaq Capital Market. If at any time before March 24, 2025, the bid price of the Company’s Shares closes at or above $1.00 per share for a minimum of 10 consecutive trading days, Nasdaq will provide written notification that the Company has achieved compliance with this Minimum Bid Price Requirement.

In the event the Company does not regain compliance by March 24, 2025, the Company may be eligible for an additional 180 calendar day compliance period to demonstrate compliance with the bid price requirement. To qualify for the additional 180-day period, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice to Nasdaq of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, then Nasdaq will notify the Company of its determination to delist the Company.

The Company intends to take all reasonable measures to regain compliance under the Nasdaq Listing Rule 5550(a)(2). However, there can be no assurance that the Company will be able to maintain compliance with the Nasdaq Capital Market’s continued listing requirements or regain compliance with the Minimum Bid Price Requirement.

This information is being provided solely to comply with Nasdaq Listing Rules requiring public announcement of the Company’s receipt of the letter from Nasdaq.

On September 27, 2024, the Company issued a press release announcing that the non-compliance with the Nasdaq listing requirement.

The full text of the press release is attached to this current report on Form 6-K as Exhibit 99.1

Share Issuance Pursuant to the 2024 Equity Incentive Plan

In September 2024, the Company issued a total of 4,500,000 Class A ordinary shares of the Company under Company’s 2024 Share Incentive Plan to certain employees of the Company. The shares were issued pursuant to a registration statement on S-8 (Registration No. 333-281950).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated September 27, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL MOFY AI LIMITED

Date: September 27, 2024	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, and a director

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